Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS-ABN AMRO: ANALYST AND INVESTOR

CONFERENCE - TRANSCRIPT

23RD APRIL 2007

Marcus Agius: Ladies and gentlemen, good afternoon. My name is Marcus Agius. I am Chairman of Barclays. Welcome. Welcome to this presentation. We are going to talk, obviously, about the merger between Barclays and ABN AMRO which was announced this morning and, as well as John Varley, Bob Diamond and Chris Lucas from the home team, I am delighted that we have here this afternoon Rijkman Groenink, who is the Chairman of the Management Board of ABN AMRO. It goes without saying that we are all very excited indeed at the prospect of bringing together these two great companies, not least because of the growth opportunities it will create for the future. And this is what they are all going to be telling you about in their presentation now.

So before I hand over, can I just as a housekeeping matter ask you to ensure please that you have got your mobile phones either switched off or put on to mute.

So with no further ado, over to you. Thank you.

Rijkman Groenink: Well thank you very much, Marcus. It is a great pleasure and indeed exciting, echoing your words Marcus, to be here today. Of course you are a totally different audience to the press or public at large or our customers, but I want to intimate you with a few words why I am standing here.

The day I became Chairman of ABN AMRO, which is pretty close to seven years ago, I reviewed the landscape of European banking, and I came very quickly to the conclusion that at some point in time European consolidation of the financial industry was in process.

I’ve been saying that over years in quite a number of fora – in Brussels, in national government, my friends in various platforms in which bankers gather, and I have been preparing to play an active role in that consolidation.

I have been talking to my friends, CEOs in Europe for the last seven years, in regular rounds. I told also you analysts many times and investors where I was doing reviewing the opportunity, reviewing the possibilities of making combinations.

And up til recently, I should say that the relationships between the banks in Europe, they have always been very cordial and friendly, and we have exchanged very freely information with each other, ideas and ambitions

I have also done that with John Varley for a number of years, and over the years, for us has grown on the ABN AMRO side that Barclays would be a very good partner for ABN AMRO. We had a few others on the list for sure, that is of I know, but Barclays was very high up on our list and a few years ago John and I started to talk more seriously how it could look like.

Of course ABN AMRO has had the ambition to be a consolidator in the European banking scene, and that ambition was engrained in our history. We certainly were very, very keen on trying to be a senior consolidating partner in any merger, and we have made many, many investigations into that route.

We never found an opportunity which we were willing to present to our shareholders; and gradually, over time, in order to be consistent in our strategic thinking, wanting to be in the top of European banking world, gradually it has crept into our minds that maybe we should execute that ambition by also making ourselves available to become a junior partner in a merger.

And from that moment onwards, which was somewhere into 2006, we have also pursued that idea and I have firmed up my discussions with John Varley.

Now, today we are here. We have made this step as ABN AMRO. I can tell you that it feels, on the one hand we feel proud of what we have achieved over the years. I think we are very proud of the value we have been creating that not all analysts have recognised over the years, actually there because today it is coming to the surface. On the other hand of course, we are also a little sad – which is not something that maybe appeals to shareholders – but I can tell you, if you were Chairman of a bank like mine with a history so long, that is a sad moment also to depart from your independence and from your history and your culture.

On the other hand – and that is what we are here for today – we are going to be part of a fantastic new bank, with great potential for customers, for our employees and for shareholders. That is what we are going to talk about today, and I am very happy that my friend John Varley, who I have great trust in, is going to lead this new bank going forward, and I would like to leave the floor to the team to make the presentation. Thank you very much.

John Varley: Thank you, Rijkman. Good afternoon. Thank you for being with us. So we are pleased to be announcing today the intended merger of Barclays and ABN AMRO and with it, we believe, the opportunity to deliver a new era of faster growth for our combined shareholders.

For Barclays, this transaction enables us to accelerate the strategy that we have been successfully pursuing in recent years, during which we have enjoyed strong growth, facilitated by increasing to 50% the proportion of our profits from outside the United Kingdom.

The merger will create advantage for millions of customers around the world and increase financial returns to our owners beyond the rate of the stand-alone entities. And the fact that this is an agreed merger, combining the strengths and values of both businesses, gives us confidence in delivery, both in terms of synergies (which have been determined in considerable detail by both banks) and in terms of a clearly defined and transparent management structure that we are putting in place.

The components of the agreed deal can be described simply:

We will issue 3.225 new Barclays shares for each ABN AMRO share, with an equivalent value of €36.25 per ABN AMRO share. The pro forma ownership of the combined entity will be 52% to Barclays shareholders and 48% to ABN AMRO’s shareholders, and the transaction, as you know, includes the sale of LaSalle Bank to Bank of America, which was announced this morning.

The financial metrics for Barclays shareholders stack up against our historical financial disciplines, with €3.5 billion of pre-tax synergies, 5% cash earnings per share accretion in 2010 and a return on investment of 13% by 2010.

The combined entity will benefit from a unitary board structure and a clear business structure and management model which we view as important to driving the benefits for shareholders over time. We will be UK-incorporated and lead-regulated by the UK Financial Services Authority, with listings on both the London Stock Exchange and Euronext Amsterdam. We have received confirmation that we will achieve the maximum weighting both on the FTSE UK Indices and the Euronext AEX Index. Our headquarters will be in Amsterdam.

You will have read about the LaSalle sale this morning, whereby ABN AMRO has struck an excellent deal with the Bank of America. The transaction will realise USD21 billion.

Taking this into account, excess capital of approximately €12 billion will be returned to shareholders in a tax-efficient manner (principally through buybacks) after completion of the Barclays offer. This will therefore benefit all shareholders of the new enterprise.

This sale is in tune with the value-based management philosophy of both ABN AMRO and Barclays, and it also significantly reduces the scale of the integration task and the risk of the overall transaction.

It does not in any way alter our view that the US is a hugely important market for us. It is the deepest pool of economic profit in global financial services and one in which we are strongly represented, as you know, by Barclays Global Investors, Barclays Capital and our fast-growing US cards franchise.

We continue to expect our US businesses to deliver strong growth and to be a major contributor to the combined group’s performance.

The Board and Executive Management team of the combined entity has the experience and the capability to deliver the performance that I know you are looking for. There is a unitary board structure, in which the Chairman will be Arthur Martinez from ABN AMRO, with Marcus Agius from Barclays as Deputy Chairman. The new Board will consist of ten members from Barclays and nine from ABN AMRO.

We have also assembled an executive team with the depth, experience and clarity of responsibility required to deliver the returns that can be generated from the enlarged group.

The business will be organised into two broad groupings: Investment Banking and Investment Management, and Global Retail and Commercial Banking. Bob Diamond from Barclays will be President of the enlarged group and will lead Investment Banking and Investment Management. Frits Seegers from Barclays will lead Global Retail and Commercial Banking. The Finance Director of the new group will be Chris Lucas, and the further members of the Executive Committee are Hubert Baumeister, Piero Overmars and Ron Teerlink from ABN AMRO and Paul Idzik from Barclays. Their responsibilities are set out on this slide.

I started by saying that this transaction creates a significant opportunity to accelerate our strategy. The best way for us to attack the enormous opportunity generated by growth in the global financial services industry over the coming decade is by running a fast-moving and appropriately integrated universal bank.

The universal banking model is well placed to respond to converging customer needs, not just in investment banking and investment management, but also in retail and commercial banking. It is also the model which can benefit most clearly from demand-led around the world, whether this is the explosive demand for financial products in emerging markets or the increasing securitisation of assets and cash flows. The successful strategy will be the one that has the best alignment with these growth opportunities and which has the attributes of brands that play strongly in their home markets and abroad, extensive distribution, world-class products, structuring and manufacturing capabilities, risk management and risk transfer and an advantaged cost of leads generation and cross-sell.

It is important to say that size is not the driver of our strategy. It is not size, after all, that drives customer choice – it is capability and products and people and distribution. Nor does size drive investor choice – what matters to shareholders is growth. This deal moves us sharply forward in both the dimensions of capability and growth.

I mentioned earlier our wish to create customer and client advantage by the combination. For instance, ABN AMRO has world-class capabilities in trade finance and payment services, as well as in commercial banking. Barclays contributes acknowledged excellence in investment banking and investment management.

At the same time, the merger benefits from two complementary geographical footprints, with strong home markets in the UK and the Netherlands, scalable positions in Italy and Iberia, and a complementary presence in large emerging markets, bringing together Barclays’ strength in Africa with ABN’s in Asia and Latin America.

What this creates is a group offering better capabilities to more customers and in more places than either franchise could individually.

In terms of growth for shareholders, the combined entity offers a diversified portfolio, both by geography and by business. Exposure to high-growth developing markets represents about a quarter of the enlarged pro forma profit base. Business segments such as investment banking and investment management, which have as we know strong growth opportunities driven by demographic trends represent about half of profits.

In Global Retail and Commercial Banking, our merger would create the fourth largest retail and commercial bank worldwide by market share, and in a world where the needs and buying behaviours of retail and commercial customers are growing more similar, this will create economies of scale.

Frits will lead a business with a presence in about 60 countries, serving over 47 million customers with about 7,800 branches. The market positions in the combined entity are substantial. The combined entity will include, for example, the third largest privately owned bank in Brazil with 2,100 branches and 12 million customers and the largest retail bank in South Africa, with over 700 branches and 8 million customers.

The physical footprint entailed in this comprises a substantial platform from which to serve the needs of customers, and whilst this is large by comparison with our peers, what is more interesting is the market share data on this slide suggesting that there is significant room for growth.

The merger benefits for GRCB are:

•	complementary networks;

•	a strong presence in attractive European markets;

•	significantly enhanced positions in high-growth developing markets;

•	a much larger distribution network; and

•	the opportunity to deliver considerable economies of scale.

Further, we believe that a physical retail and commercial banking presence is a significant enabler of investment banking growth. ABN AMRO’s experience around the world shows, as we in Barclays have done in our Banco Zaragozano and ABSA acquisitions, that strong retail presence generates good new business opportunities for global businesses such as investment banking and credit cards.

Turning to Investment Banking and Investment Management, this next slide describes the context that makes this such a valuable opportunity for us. In terms of growth, these markets (by which I mean the investment banking, asset management and wealth management sectors) are projected to grow at 7-10% over the next ten years – in other words, more than double the rate of global GDP growth. They are also surprisingly fragmented. The top five players in investment banking have just one-third of global market share. For asset management, the top five players have a quarter of assets under management. And wealth is the most fragmented market of all.

At the same time, there is a blurring of boundaries between these three activities. The distinction between traditional asset management, investment banking and wealth management are breaking down. In this environment, and as the markets consolidate, the real winners will be those that are top-tier across all three activities; and this merger will place us as number one globally in asset management, in the top five in investment banking and in the top ten in wealth.

This transformation positions Barclays Capital as a premier global player in risk management and financing, with pro forma revenues ranking us at number five in 2006, ahead of UBS, JP Morgan and Merrill Lynch. We have built, as you know, in Barclays Capital, a business which has grown profits at a compound annual growth rate of 25% since 2000. That is industry-leading by a significant margin.

We will continue to develop this business aggressively, applying to the combined business the same approach that we apply consistently to all our businesses – can we deliver top-tier client service? Can we attract and retain the best talent in the world? Can we consistently deliver strong returns on capital?

If you ask whether we can achieve growth rates in the combined investment banking entity equivalent to the 15-20% that we have signalled to you before, the answer that Bob and I would give you is an emphatic yes, and that is in addition to the synergy opportunities here.

We see a considerable extension of geographical footprint, with particularly strong relationships with mid-market companies throughout continental Europe, deep capability in oil and gas in Eastern Europe and throughout Russia. We have also identified substantial cost synergies, enabling us to maintain our commitment to top-quartile productivity. And Chris Lucas will run through these for you shortly.

So on top of the identified synergies, we maintain the same confidence in the long-term growth prospects of the enlarged investment banking business as we have of Barclays Capital stand-alone. The best is yet to come.

In investment management, the combined business will be the eighth largest wealth manager by assets under management. To Barclays leading position in the UK we add ABN AMRO’s leading private banking franchise in the Netherlands and strong footprints in Belgium, France and Germany. The combined wealth business has the opportunity to drive substantial revenue growth through world-class capabilities, clear proposition and branding, all delivered through the enlarged distribution network.

We will also bring to the enlarged client base here the well proven product and structuring capabilities of our investment banking and institutional asset management business.

And in asset management, this transaction offers the chance to become the number one player worldwide. In BGI we have a distinctive business model, which is market-leading in a fast-growing business segment. ABN AMRO brings a successful business with a different business model and product set. It also brings substantial relationship extension and distribution opportunities.

I said earlier that this transaction has the ability to move us forward sharply, both in terms of capability, which is what our customers want from us, and in terms of growth, which is what our shareholders expect.

And if I were to describe what success will look like for shareholders, it would be top-quartile total shareholder return over time and for the combined entity, total shareholder return ahead of what is available to the stand-alone entities; double-digit growth in economic profit and earnings per share, helped both by strong underlying performance and the capture of the synergies that we have announced, and growth in enterprise value, as shown by developing brand equity, the recruitment of new customers and clients, deepening relationships with existing clients and an enhanced reputation as an employer of choice.

And lastly, our return on capital will benefit from the capital efficiencies and internal synergies generated by an integrated universal banking business. So let me hand over now to Chris Lucas.

Chris Lucas: Good afternoon and thank you, John. I am going to cover three themes: synergies, the financial benefits of the transactions, and our view on capital. I will start with the synergies, and it is worth understanding the process we have been through to understand their robustness.

It has been a joint process lasting over a month, with business leaders and finance teams in both institutions identifying approximately ten broad areas of synergy. We then drilled down in considerable detail, using cost information and revenue data from both organisations.

We have also carried out a top-down review of what is reasonable by reference to previous transactions, and all of the cost synergies have been reviewed and challenged by external accountants to a standard that would apply in a UK takeover situation.

That process has identified €3.5 billion of synergies to be delivered by 2010. This includes €2.8 billion of cost synergies, which represents about 9% of the combined cost base. This metric includes savings from Barclays as well as ABN AMRO. There are about €700 million in net revenue synergies, which amount to 1.4% of the combined revenue base. Implementation costs of €3.6 billion equate to 130% of net cost synergies, or 112% of gross.

The impact of these synergies brings the cost/income ratio of the combined institution below that of either organisation at the moment.

The next slide shows the phasing of the synergies. You can see that over half of them will be delivered by 2009. The phasing of net revenue synergies has a very different profile to that of cost synergies; as you would expect our business case assumes both revenue growth and revenue attrition over the period, and by 2009 we expect the growth to balance the attrition.

In 2008 you will see net revenue attrition of €470 million, coming mainly from investment banking. There are three main factors at play here: firstly, there will be a reduction in the number of people in the business; secondly, the risk appetite of the combined entity will be less than the total of the two separate businesses as they stand at present; and thirdly, we would assume that some clients would choose not to continue their activities at the same level with the combined entity.

All of this means we have taken a very conservative view of the level of revenue attrition in investment banking, all of which will be compensated for by revenue growth by the end of 2009.

Looking at the synergy profile by business, the majority of cost synergies, roughly 60%, come from Global Retail and Commercial Banking, 30% from Investment Banking, and the remainder come from Investment Management and the corporate centre. As I said earlier, net revenue synergies in the business plan are mainly in Investment Banking.

Let me give you some more detail on these businesses, taking GRCB first. Cost synergies within GRCB have been identified in five major areas, the most significant of which are operational efficiencies and IT. Operational efficiencies include a move to the ABN offshoring model, improved purchasing and property management. We believe cost savings in relation to these amount to some €540 million, with similar synergies coming from the consolidation of data centres, supporting IT networks along with the elimination of duplicate IT system developments.

We have made a conservative assumption about net revenue benefits from extending ABN AMRO’s cash payments and trade finance products across the Barclays customer base, where we believe there is substantial opportunity here.

In Investment Banking, cost synergies include reduced staff costs, with a headcount reduction projected of 4,500. The savings are split evenly between the front and back office. They include a combined back office and the transfer of ABN AMRO’s wholesale activities into BarCap’s scalable platforms.

Net revenue synergies of about €500 million arise from applying Barclays Capital’s product capabilities across a broader geographic footprint and an enlarged customer base, particularly in financing and risk management.

Barclays Capital in the UK has been very successful in extending their product capabilities to Business Banking customers at Barclays. We expect similar opportunities across the ABN AMRO mid-market franchise.

At a Group level, cost synergies can be divided into four main categories. We have assumed a 10% reduction in headcount in the combined entity. This is broadly the same number as the normal annual turnover of people, and represents 5% of the combined cost base. Half of these reductions will be replaced by new roles in offshore locations.

IT encompasses both consolidation of networks and hardware, as well as platform and software rationalisation. The saving here represents some 14% of the combined IT budgets. The balance of the savings is through project integration and property consolidation.

All of our work leads us to believe that these synergies are not only achievable but conservative in terms of the scale of the opportunity.

To conclude on synergies, we retain the goal of achieving top-quartile productivity in all of our businesses by 2010, and the pro forma cost/income ratio for 2006 is 57%.

Let’s turn to the financial benefits of the transaction. At the exchange rate of 3.225 new Barclays shares per ABN AMRO share, which is equivalent to a price of €36.25, the premium to ABN AMRO shareholders is 33%, based on the share price of March 16, the last trading day before negotiations were made public. Taking into account synergies of €3.5 billion and the implementation costs of €3.6 billion, the transaction will be 5% accretive for Barclays shareholders in 2010.

The transaction is value-generating for both sets of shareholders; the return on investment for Barclays after restructuring costs is 13% in 2010. This compares to our cost of capital of 9.5%, and an implied rate of returning share buybacks of between 11 and 12%.

And finally, the transaction will be substantially economic profit-positive in 2010.

Capital management remains an important area of focus for us. Our overriding objective remains to maintain a strong AA rating, as we believe this is the most efficient for the institution. We will continue to apply our value-based metrics, and to view all businesses through the lens of economic profit.

In terms of dividends, we intend to continue a policy where they grow broadly in line with underlying earnings. The dividend pay-out rate will continue to be similar to that of Barclays, and would equate on a normalised basis to 50% of cash earnings per share. The initial dividend will similarly be based on the existing Barclays dividend per share and the interim dividend will represent approximately 35% of total pay-out. Dividends will be declared in Euros, with a Sterling conversion option, and will be paid free of UK withholding tax.

We propose to target an equity ratio of 5.75%; this is broadly similar to the weighted average ratio at the beginning of the transaction and reflects the combined and enlarged portfolio. Our target tier 1 ratio is 7.75%. Share buy-backs will be an important part of capital management, and we modelled the transaction on the expectation of returning capital in excess of the equity ratio to shareholders. And in particular, as John mentioned, following the sale of LaSalle, and as he said, taking this into account, we anticipate returning excess capital of approximately €12 billion after the completion of the Barclays offer.

As far as the timetable is concerned, there are a number of regulatory clearances involved, so it’s difficult to be precise, but we hope to be in a position to make a formal offer early in the second half and to complete in the fourth quarter.

Thank you very much. Back to John.

John Varley: Thank you, Chris. Bob Diamond, the Group President, is on stage with me. Frits Seegers is also in the front row, and we have other colleagues from both organisations with us.

I’ve got my eye on the clock, so my plan is that we should be finished by no later than quarter past three. If you could in the usual way, if you want to ask a question, wait for the microphone to come and say which organisation you represent. Right at the back?

Christopher Hohn: Just a question for Mr Groenink – Chris Hohn from the Childrens Investment Fund – Mr Groenink, can you confirm please in yes or no answer if there is a materially higher bid from the Royal Bank Consortium, conditional on the LaSalle sale being cancelled, that the ABN AMRO Board can choose to terminate the sale, albeit with the break-up fee that’s been mentioned in the release?

Rijkman Groenink: I cannot confirm that, because I don’t know of any such bid.

Christopher Hohn: Could I request, as a just under 3% shareholder of ABN AMRO, that you make public the detailed terms of this break-up clause as soon as possible, preferably today, because my concern as a shareholder is to understand if it is effectively put in as a poison pill to frustrate any RBS bid, or is available to be cancelled by the ABN AMRO Board, if it chooses to do so? I think it’s something reasonable and I would request that that’s done today. Thank you.

Rijkman Groenink: Just to be absolutely clear, which break-up fee are you talking about?

Christopher Hohn: There is a $200 million break-up fee for the sale of LaSalle. So my question again is, I would like to have ABN AMRO disclose today whether the sale can be terminated by the ABN AMRO Board – it says in the release that it’s terminable within limited circumstances and you have not disclosed what those circumstances are. I would like to know if there is a higher bid for the company that the board would like to accept, and is conditional on the cancellation of that transaction, if the board is able to do so, I think it would be a breach of fiduciary duty if this is not the case. The first thing I would like to know is what the percentages are and I would strongly request the board to make that public today.

John Varley: Perhaps I can just comment, which is that I think that the ABN AMRO team has done a spectacularly good job in realising value for shareholders through the sale agreement that has entered into with Bank of America – a spectacularly good job and in the way that I describe, I think that we have maximised value from an asset that didn’t fit particularly well with the new enterprise and we’ve created the opportunity of a very significant distribution of surplus capital to shareholders thereby. So that is the attitude that I take on the point that you are raising.

Rijkman Groenink: May I add that of course that as the Management Board and the Supervisory Board of ABN AMRO have accepted the bid of Bank of America for LaSalle, that of course we share the view of John Varley that this is an extremely good bid. We think that there has not been any valuation out there higher than we have managed to extract from the Bank of America.

Furthermore, we have negotiated a clause which is today proactively managed by our advisors to invite anybody who has interest to bid for LaSalle, to come in and to do their due diligence.

The Bank of America has without any preparation on our side or their side, has done the due diligence in four days and has come up with this extremely valuable bid for ABN AMRO shareholders. Anybody who comes in today will have 14 days and a fully prepared and fully loaded accessible data room. So I think everybody has a full opportunity to make an assessment whether LaSalle is worth more to them than the Bank of America and to make a bid. Any professional bank, fully prepared and has been analysing ABN AMRO for the last few months, should be able to do that in a fortnight.

I’m just going to move to the next question, if I may, because I’m very conscious that we’ve got a lot of people in the room and there are a lot of questions; if you’ll allow me to do that.

Michael Helsby, Fox-Pitt: Just two questions if I may. Firstly, on the LaSalle transaction, the $21 billion bid from RBS for LaSalle; I was just wondering if you could maybe identify why Bank of America thinks they bought it for $16 billion. That’s the first question and the second question, which is what they’ve announced in their own press release, the second question is essentially: Could you first of all tell us what you think the top quartile cost-income ratio is that you’re targeting within the synergies? And then the second question is, via the talks to your shareholders, a lot of concern is that as you’ve used 2006 base level for working out what the synergies you believe you can achieve, how much double counting was actually in there, in terms of what was actually forecast in the market by analysts of ABN AMRO shares?

John Varley: Rijkman, do you want to comment on the first point?

Rijkman Groenink: I don’t know the press release for Bank of America, but it must be the Euro number, because that’s what it is in Euros. I really don’t know, I can’t answer.

Question: They recognise 21 billion but they say there’s basically 5 billion of surplus capital within the transaction, so it’s just strange that you should be selling LaSalle with 5 billion of surplus capital. So I was just wondering if you recognise that there was 5 billion of surplus capital in there?

Rijkman Groenink: That’s not the number I recognise.

John Varley: On the point, Michael, about cost-income ratio, I mean it’s a standard that we have sought to apply at Barclays for a long time, as you know, and I think the right way of looking at the cost-income ratios subject is not by the hash total at group level, although the capturing of a synergy would cause us to reduce the group level cost-income ratio. The right way of looking at it is by business area – you know, what is a competitive standard for a retail banking business in the United Kingdom? What is a competitive standard for an investment banking business around the world and so on? I mean that’s the attitude that we bring to bear and we have a very clear ambition. And you know from your review of Barclays over the years that there have been some areas where we have been a bit of a laggard, frankly. I mean UK Retail Banking, although we’ve made good progress there, we’re still I think off the pace of the best in terms of cost-to-income ratio. We have some work to do.

On your point about the synergies, they are definitionally incremental. These are not opportunities that would be available to us otherwise and we will take an aggressive approach to the appropriate efficiency ratios by the end of 2010. That’s what this represents in terms of an opportunity.

Chris Lucas: Every synergy that’s been calculated has been calculated on the basis of the result of the combination of two organisations rather than that of one.

John Varley: Right. Towards the back on the left-hand side – yes well done that’s it. Microphone coming.

Anthony Broadbent, Sanford Bernstein: Thanks, it’s Antony Broadbent, Sanford Bernstein. Two quick questions if I may. The first is on the overall level of the cost synergies, which is 20.5% of ABN AMRO’s cost base. Now the highest of the comparable deals, banking deals that you cite in your presentation. And given the limited operational overlap, the fact that Barclays is a considerable way from a lowest cost/income ratio in the UK banking industry and the lack of a major acquisition track record, why should investors feel confident that you can deliver on that level of operating cost synergies?

John Varley: Chris do you want to give a preliminary…?

Chris Lucas: Shall I start with where the cost synergies come, and you are absolutely right: the bulk of the cost synergies come within GRCB at €1.65 billion and that’s in an area with a relatively limited overlap. The reason that we are confident is not because of overlap synergies but because of the ability to remove IT duplication, platforms that are not complementary, IT developments where you could cut back from one organisation, all of those arising from adding the two organisations together.

The second piece that is big in here is operational efficiency, where the model that ABN AMRO use is very much an effective offshoring model and something that we can put a lot more volume through.

Outside of GRCB, in Barclays Capital the cost synergies come substantially from cost reduction and people reduction. That’s what’s actually driving it and I think in that instance there’s a very good track record of being able to get there.

John Varley: It’s a very important question you ask. I’m going ask Bob to comment on the IBIM world and I’ll ask Frits just to comment on GRCB. Bob.

Bob Diamond: The cost synergies in Investment Banking, Investment Management as you said, I think are primarily in the investment bank. There is duplication so there will be some immediate recognition of the duplication and removal.

But I think Chris hit on a key point, the cost/income ratio of the ABN investment bank is about 10 points higher than in BarCap and you’ve seen BarCap investing heavily and building the business. And one the things that we have built in BarCap is the technology structure and operations structure where almost 90% or actually over 90% of our foreign exchange business for example now is done electronically. Single site, straight-through processing, right to the client – no fingerprints – and one of the things that we can do and we spend a lot of time with our colleagues in ABN looking at this is, although it’s not quite this simple but the concept is that you move that operation on to the technology platform and operations platform, BARCS, all of the electronics the scalable platform that we have built for Barclays Capital, so while Chris is right, a lot of it is headcount driven two-thirds of the headcount will be support headcount which was around processing the businesses only one-third front office headcount. So we feel very, very good about it. This isn’t what John asked me but you know he gave me the mic for a second.

What is more exciting to us is the revenue synergies that come. We can get those costs out we can do it quickly, we can do it without drama we can do it in a way that leverages the technology and the efficiency and then we can turn our attention to the fact that there’s some real great opportunities in combining these businesses to get revenues that either organisation weren’t able to get on their own.

John Varley: Just before turning to Frits, worth my commenting because he is too modest to do it himself, that Frits himself has an encyclopaedic knowledge of the landscape and technology of retail and commercial banking around the world. And he in his own experience base and in the team that he has assembled has massive experience of integration. So I have a high level of confidence in the ability of that team to capture the synergies that Chris has described you. Let me just give the mike to Frits for one moment.

Frits Seegers: Well thank you John. Yes, as you look at the transaction banking platform, ABN has a state of the art leading platform; so we will take the Barclays transactions platform, load that on ABN. On the cards side we will use the Barclays platform, load the ABN platform.

What we will then do is we have, well the question about experience: my team here in the UK has integrated Woolwich and Barclays who delivered two and a half months ahead, it was flawless execution till now. Deanna and her team have done 36 integrations and, as John pointed out, the team we have is superb, not only from the Barclays side where many people have done integrations and you know 14 integrations over the last convergence of systems be it in Asia Pacific or in EMEA. As well as on the ABN side, a superb operating platform in India. We have centres of excellence all over the world so we will optimise those by shifting work in those places. Thank you very much.

John Varley: Thanks, Frits. JP at the front.

John Paul Crutchley, Merrill Lynch: It’s JP from Merrill Lynch, I have a couple of questions. First it’s going to be a strategic question and then some counter questions for Chris.

In the presentation, John, where you showed growth rates, the Barclays growth rates over the last years have been materially higher than the ABN AMRO growth rate. And you talk about this transaction being an enabling one to allow Barclays to grow faster and when I look at the synergy number particularly on the IRCB side as well it looks relatively small number in the context of combined revenue base of that part of the business. I guess the question is kind of what gives you the confidence that Barclays growth that we got used to will actually accelerate by bolting onto what looks like slower growing business. And then another few questions for Chris.

John Varley: I think that JP it’s worth just reminding ourselves of the sources of industrial growth. And I talked to this audience and other before about that. I do believe that growth in the industry for all those drivers that I won’t go through that we’re all familiar with in this room. Growth in the industry is going to be very significant over the course of the coming years. And if you have made a decision, and we have, that we want to compete outside our home market as well as in it, then I think it’s very clear what the gating factors to success are. And that the best model, and I refer to this in my presentation to attack that opportunity, is an appropriately integrated investment banking model.

When I think about the sources of growth, the attributes of the combined organisation will have are stronger and the alignment that the combined organisation will have is better than what is available to Barclays on a stand-alone basis. I mean, as you know I have been trying rapidly to diversify our earnings base and we have got to 50% and we have done ok. But this takes us quite a lot further forward and it massively increases the exposure to developing markets.

And when I think about emerging markets, we at Barclays have made some good steps over the course of the last two or three years. Absa step would be the most obvious but I still think of ourselves as being underweight emerging markets. Whereas in the combined enterprise as I said in my presentation, about a quarter of the profit base is in emerging markets. So I think in terms of the balance of the portfolio the exposure to the developing as well as the developed the business mix that we end up with, in each of those cases when I think about the world of change in the years ahead, the opportunity that we have is a significantly enhanced opportunity because the capabilities are better, and the growth rate will be higher; that’s the way that I think about it.

The last point I would make is that this is, this is for both ABN and for Barclays very much consistent with existing strategy. So I have a high level of confidence in our ability because the strategy that we have deployed has been successful and here is an opportunity to accelerate. That is the way that I look at it.

John Paul Crutchley, Merrill Lynch: The question is largely of a technical nature. Although both banks actually report under IAS standards, are there any issues that we should be aware of in terms of harmonisation between the two banks in terms of details of forward looking earnings, second what should we anticipate by way of fair value adjustments and finally, should we anticipate any large tax charges on the LaSalle transaction.

Chris Lucas: Let me…

Rijkman Groenink: I’ll just give the last and then he can take care of the first two questions. There are no tax implications with sale of LaSalle.

Chris Lucas: And in terms of your first two questions we have looked quite closely at both the accounting policies and the practices of the two institutions. In terms of the accounting policies, as you would expect, there is no substantive difference at all as, as you quite rightly say both are on IAS basis. In terms of the application there will be small adjustments in terms of things like amortisation periods and such like. But nothing that we have seen would suggest that there would need to be a material adjustment for accounting policies.

The one area that is still open to some – you will only get to as you start to do the consolidation accounting will be the acquisition adjustments. And within that you will see that at least one area where there looks like there could be some quite considerable fair value adjustments and that’s in a fixed rate loan portfolio and that’s a couple of billion euros amount.

Now of course when you get to it, it could be more but by what we have seen in terms of the two organisations we haven’t seen anything that would give us a really big surprise at the moment.

John Varley: Towards the back, yes that’s it.

Arturo De Frias, Dresdner Kleinwort: Thank you. Arturo De Frias from Dresdner Kleinwort. We have heard already that there might be a small double counting on synergies respective to what has been already announced by the management of the two banks in terms of previous cost-cutting programmes, and we have also heard that the total synergies look quite punchy when compared to the cost base of ABN AMRO et cetera. So I think there is a clear reason for us to, well to treat this synergy with a lot of caution, but I would go forward, and I would ask, even we were to believe in 100% of the cost synergies and revenue synergies that you announced, I think this deal is going to generate a very substantial EPS dilution for the first two years. Of course you have shown us that you think that by 2010 this deal will be 5% accretive. But of course this is with 100% of the phasing of the synergies in. 2009 will be around 50 or even less phasing and 2008 is pretty much only 11% of the total synergies.

Running very basic numbers and I’m sure you have much more information than us, but running very basic numbers I come to the conclusion that by 2008 this deal is going to be dilutive for the EPS of Barclays of more than 5% and probably closer to the 10% level rather than to the 5% level. And also we will see some EPS dilution in 2009.

So my first question would be: are those numbers familiar to you? And if they are, do you really think that it makes sense to ask your shareholders to get this deal in terms of EPS dilution for two long years? And the second….

John Varley: No, I will forget what you have asked unless you allow us to answer a few questions first of all. No, I will come back to you I promise.

I think you made the point that I had or we had acknowledged in some way that there was overlap between existing cost/income ratio improvement and the one that are delivered by the synergies. And I think I specifically denied that. And you heard Chris say that the way in which we had analysed synergy opportunity was to apply the test: could either organisation achieve this on a stand-alone basis. Answer: no. So I mean very specifically and by definition I am characterising these synergies as genuinely incremental. So what either of the stand-alone organisations could deliver.

Point number 1 and I hope you have seen in our past. I hope you’ve seen in our past that where we commit on cost/income ratio improvement for example as we have done in Barclays and UK Banking; where we commit we deliver.

And that brings me to the second point, you can imagine the sort of conversation that I have had with my colleagues around the executive committee table before we publish a €3.5 billion commitment. I have to be certain that we can deliver that. I have high confidence in it because of the process that’s been undertaken as between Barclays and ABN. But that confidence comes from ensuring that we have some margin for error. It would be unwise for me to say that I didn’t have margin for error. I assure you I do.

And lastly if you think about the transformation that’s been going on in the combined enterprises and I’m familiar with the transformation that’s been going on in Barclays itself. The transformation in investment banking and investment management, the transformation that Frits is leading in GRCB we have the ability to integrate. We have the experience to integrate and I think we have a strong track record that if you track the fortunes of Barclays over the course of the last ten years even if you tracked the fortunes of Barclays over the course of the last five years, it is a very different creature today than the creature of five or ten years ago.

Bob Diamond: Can I just add to that on synergies. Keep them in context in terms of ‘is this a stretch?’ because that’s kind of the question that you’re asking. Chris can tell you how we have proved them out, but the cost synergies are about 9% of the combined cost base, and as Frits talked about in many areas we’re going to get cost synergies on both sides. And the revenue synergies are about 1% of the combined revenue base. So put in that context, for this team that is not a stretch.

Chris Lucas: I just think the final part of your question in terms of your calculation of earnings per share dilution, I think they’re yours. We do recognise though that the synergies come through in years two and three and therefore in year one, particularly when you see the attrition number, it gets you to an answer that says there is a profile here that proves in by 2010.

John Varley: And just one last thing I would add. I am sorry to give such a full response but it was a full question but it was a full question and it was a good question. We have been completely consistent in Barclays over the years in analysing financial transactions, M&A activity, by reference to a set of financial tests that are unvarying through time. We absolutely have to see positive EPS within the third year and we’re typically looking for something no less than 5%. We absolutely have to see positive substantial contribution in economic profit in the third year. We absolutely have to see a substantial margin between return on investment and cost of capital in the third year. We absolutely have to see an incremental return relative to an equivalent investment in buyback through the medium term.

This transaction, albeit large, satisfies those four tests. You had one more questions and if it’s just one.

Arturo De Frias, Dresdner Kleinwort: Yes, I have a very quick question.

John Varley: Yes.

Arturo De Frias, Dresdner Kleinwort: What level of core tier 1 ratio in 2007 you envisage to have after having done the buyback after the sale of LaSalle.

Chris Lucas: On the target, because what we have done for our modelling purposes is to use the equity ratio of the 5.75% that I outlined and used other instruments to get the 5.75% to 7.75%. So we would regulate the level of buyback to get to those capital targets.

John Varley: Next question please, here at the front.

Alastair Ryan, UBS: Hi it’s Alastair Ryan from UBS.

John Varley: Hi Alastair.

Alastair Ryan, UBS: This one’s for Bob really. Now that you are going to be bigger than us, is it your ambition to have a full-service, all-singing all-dancing investment bank or would you pitch the enlarged business as still being something of a unique piece as it has been historically?

Bob Diamond: I think the simple answer: we are going to look at everything tomorrow the same as we looked at everything yesterday and that is in every activity that we’re in, can we operate in the top tier with the most important clients for that sector? Can we attract and retain the best talent and can we produce 20% returns? And if the answers to those things are yes, we like those businesses, particularly if they’re in the financial services area.

Is this a path in the global M&A: absolutely not. ABN has niche strategies, very good niche strategies in Hoare Govett here in the UK, in ECM in a joint venture with Rothschild, in some very specific geographies in Europe, some in Asia around Eastern Europe and Russia. So we are going to look very closely at where one plus one can equal three in this same prism that we have looked at these things in the past.

John Varley: I am just going to take a question by telephone from somebody who is ringing in.

Operator: Thank you, we have got a question coming through from the line of Carla Antunes from JP Morgan. Please go ahead with your question.

Carla Antunes, JP Morgan: Hi, can you hear me?

John Varley: Yes, very clearly.

Carla Antunes, JP Morgan: Hi Carla Antunes JP Morgan. I just like to maybe go into the number on the 1.65 billion cost synergies that you have allocated to the retail. And in particular also just to invite you to comment a little bit more because what I understand is that there is a substantial part coming from the Barclays basis. So I’ve tried to sort of on your invitation look at the cost/income ratios on the sort of best practice and I am coming up with numbers as high as about 800 million. So about half of that could come from the Barclays contribution to the cost base, so first of all I just wondered if you can comment on that number and secondly I also heard your comments on that this would not be able to be achieved on a stand-alone basis. So should we think of this number as being an achievable number by some other bank and not yourselves in a stand-alone? Thank you.

Chris Lucas: I think in terms of your question – could it be achievable by another bank? – maybe if it had the same sort of fit but it would require the same sort of work around individual IT platforms, individual offshoring initiatives, individual overlap in small territories, in similar product solutions where you move from one application to another. If someone has exactly the same series of overlaps then potentially it could be achieved. I think that it’s hard to sort of form a view on that on the basis of some very high level analysis. And I would…

Carla Antunes, JP Morgan: But just on the figure itself. Is it completely wrong to think of it as nearly half coming from the Barclays retail banking?

John Varley: We haven’t ascribed precisely in our disclosure which organisation it comes from but we have been clear in saying that the opportunity arises in both organisations and we tried to show you by category what the source of the cost synergies is. And what that looks like in terms of percentage of whole. And our view is and it’s, I go back to and I am repeating myself but I think its right that I should, and we have been very rigorous in analysing the synergy opportunity here. Joint teams working on this for a period of four weeks, top-down scrutiny relative to analogue transactions, challenge from PwC and my saying to you, as I said a moment ago, that where we make commitments we take them with deadly seriousness and I have ensured that I have margin for error.

Carla Antunes, JP Morgan: Ok, thank you.

Operator: Thank you. The next question comes through from the line of-

John Varley: I am going to take another question from the room. [Unclear], mic coming.

Steven Andrews, UBS: Steven Andrews, UBS. Just a quick point of clarity on the 5% accretion 2010 consensus, and I confess my model only went to 2009. So I know you put a consensus on for 2008 on the web which I believe is just shy of 81p. Can I assume that to get to 2010 consensus you are growing that by the 10-15% which you encouraged us to the double-digit growth for Barclays going forward to get us our base which you then believe you can have 5% accretion on.

Chris Lucas: I think it’s at the lower end of that range.

John Varley: But it is I mean to confirm the point – it’s an obvious point – it is incremental. So in other words we have a clear view, I have to be careful not to get into hot water in what I am going to say here, but we have a clear view of about what we are capable of achieving in our medium-term planning for example. And I have signalled to you in the past what I think is fair for you to expect in terms of economic profit performance through time. And I go back to the assertion that I made earlier which again we take very seriously which is what we are looking at here is an increment.

Michael, do you mind if I just give the bat on to somebody else because who hasn’t asked a question? Are there questions towards the back? Ok, come forward a bit, there we are.

John Peace, Fox-Pitt Kelton: Thank you, it’s John Peace from Fox-Pitt Kelton. I just had a quick question about the buy-back, the 12 billion: how do you anticipate phasing that through the length of the merger and is it going to be quite evenly spread or is going to be quite front-end loaded? Related to buy-backs, I think ABN has a commitment to dispose of other non-core assets and use the proceeds to buy-back. Are those still on the agenda, and could you perhaps give specific reference to the current stake in Capitalia and what the plans are for that?

John Varley: Chris, do you want to talk about the first part of that?

Chris Lucas: Yes. In terms of and this for the modelling assumptions, because you have obviously got to make a determination as to when the transaction closed, but we have assumed for our purposes that it closes at the very end of 2007 and we have therefore taken the capital repayment back through that period.

I use my words carefully because we haven’t actually committed to it being all in buy-back. We said we will do it in a tax efficient way which we said we do it in accordance with make sense for our shareholders. And therefore to assume it all in buy-back may be inappropriate. We have though taken it into 2007 for modelling purposes.

John Varley: On the non-core asset point. Yes, Rijkman and his team announced a disposal of certain assets for 2007 and 2008 and those are on track.

Lastly, Capitalia let me just comment on Italy rather than on Capitalia. It would be wrong for us to make a specific comment about a particular specific situation, as you know our policy is never to do that. But Italy would be a good example of an exposure to a developed market which is considerably larger in ABN AMRO than it is in Barclays and that is one of the attractions of the portfolio with which we’re merging.

John Varley: Question in front. Here you are.

Derek Chambers, Standard & Poor. Derek Chambers in Standard & Poor equity research. Going back to cost savings in commercial and retail banking. I think the conventional wisdom in the past has been that out of market merger would not work so well as there was less scope for cost savings. And you emphasised things like trade finance and the cards. I wonder if you could say what scope you see for savings in the domestic payments business and the domestic branches business, because there is some element in there coming from offshoring and not outsourcing. Do you thing that technology has changed or that regulation has changed to make it more possible to get savings from those areas?

John Varley: Can I just make one general comment and then ask Chris to comment. I think you are right: there has been a perceived wisdom that in retail and commercial banking cross-border opportunities for synergy capture are small.

It is actually never a perceived wisdom that we have accepted. It’s absolutely clear from the analysis that we have done in this case and other analyses that we have done in the past, absolutely clear that the synergy opportunities, the cost synergy opportunities to say nothing of revenue, in cross-border activity are substantial. And I say again, we have a high level of confidence in our ability to capture the synergies that we have announced. Chris, on the specific.

Chris Lucas: Well on the specific I think it varies category by category. If you take IT for example, there is about half of that saving through the rationalisation of duplicate network and data centres? There is also a quite significant proportion there because, as an example, we are building out two international banking platforms. ABN for one that’s outside of the Netherlands which is up and running, Barclays is in the process of developing a platform for outside the UK. The one thing that is very clear is you don’t need firstly to develop two and then to run two. And if you look at the sorts of expenditure that is involved in those sorts of programs you can very quickly get up to hundreds of millions of euros over a three-year period. And it’s those sorts of things category by category that the teams have been through to analyse the opportunity.

John Varley: Thanks, Chris.

Derek Chambers, Standard & Poor: Just briefly, I still assume that a large part of the cost base of these operations are domestic payments and domestic branches. Would you be able to say if you’re expecting any savings for these areas?

Chris Lucas: Yes, we are. It’s spread across different categories. Some are in the IT space, some are through no longer having to develop new payment systems. Some are through integrations of data centres. It varies category by category. There is actually though relatively limited distribution or branch reduction in here.

John Varley: There was a question, here at the back. Right.

Mike Trippitt, Oriel Securities: Thanks very much, it’s Mike Trippitt at Oriel Securities. A question for Rijkman Groenink on LaSalle, going back to that question. What is the negotiation with Bank of America was that an exclusive negotiation or was it an open tender? And secondly just you talked about four days due diligence which is quite a lot of billion/day due diligence in terms of the disposal. That is, am I right in inferring that this is a last-minute decision to dispose of assets as opposed to something that was discussed at the beginning of the process?

Rijkman Groenink: To answer your first question, it was exclusive for four days. But the other question is the process. ABN AMRO has been for a long time considering its portfolio and strategy actually thinking of concentrating its strategic focus on less geographies than it was in. And in that discussion in terms of discussion, the US figured as a potential object for sale because the US business, as such, of course needed some repairs which we are presently executing in terms of efficiency.

Secondly the relative competitive position of the US operation today is very good but is expected to deteriorate over time in the coming years because of the strengthening of other super regionals and national players. So for us it was a matter of time that we would – to sell LaSalle. When we started debating with Barclays the future strategy of the new group, it became evident that again the US probably would not feature as a key strategic area of capital allocation in future investment on the retail side. On the retail, we’re not talking about BarCap and investment management. So therefore during the course of the weeks discussing, we developed the idea that it probably would be a good thing to sell the US and initially the idea was to announce the sale of the US on the announcement of this transaction, until we run into this opportunity offered by Bank of America and then of course we said, “well, then you better be fast and you do your homework and you come up with a fantastic offer for us to consider”. And that’s what they did.

John Varley: And it was a very clear cut strategic decision that we took together. Michael do you mind if I just see whether there’s anybody at the back. I will come back. Yes. And then I’m coming to you next Michael, I promise.

Ian Gordon, Dresdner Kleinwort: It’s Ian Gordon from Dresdner Kleinwort and I’ve got two questions please, one for the ABN team and one for Barclays team. For ABN, just as a layman I struggle to understand why it hasn’t proved possible within this morning to clarify the issues requiring clarification by the consortium partners and their numerous advisors. Would you anticipate that they may be able to receive the clarifications they require to reschedule the today’s 14h30 cancelled meeting as soon as tomorrow.

Rijkman Groenink: Which clarifications you talking about?

Ian Gordon, Dresdner Kleinwort: The clarifications which weren’t forthcoming which caused this afternoon’s 14h30 meeting to be cancelled.

Rijkman Groenink: I’m sorry but we advised them earlier this morning that we could not, that I could not attend the 14h30 meeting because I have to be here logically, and that we offered to reschedule to 7 o’clock tonight.

John Varley: Oh, I have been congratulating Rijkman on how well he’s prioritised his time today.

Ian Gordon, Dresdner Kleinwort: Well the 7 o’clock tonight exceeds my expectations.

Rijkman Groenink: And I’m still awaiting an answer whether the gentlemen will turn up.

John Varley: Then you had a question for Bob.

Ian Gordon, Dresdner Kleinwort: The second one, I apologise for the 26th question of the afternoon on cost synergies within GRCB, but please let me have another go. You’ve been fully clear that you regard the cost synergies you’ve announced as incremental. And you’ve been very clear that you regard these synergies which could not been delivered by the two parties independently only by the joint entity. My question is this, with other UK mergers we’ve often seen ongoing cost programmes deferred whilst resource is allocated to driving up revenue synergies outside Bank of Scotland, Halifax is the most obvious opportunity. And areas such as IT and procurement where precisely the type of synergies which would be top of the list. Would you not acknowledge that there might be some similar element of deferral of some of the ongoing cost improvements operations which are very significant in case of Barclays and have been coming in ahead of both your own and our expectations, in the last 12-18 months.

John Varley: I assure you we will not allow that and why? Because we made a promise and I said that we take our commitment seriously. We made a clear promise that we would deliver this year a further 2% points of improvement in the UK banking cost income ratio, and nothing will distract us from going after that. And I am reviewing and I have in my mind, but I’m not making a commitment today. I have in my mind whether it would be right for us to put a further cost income ratio target in place for the future. So believe me we will not be distracted from that. I know that our shareholders expect us to deliver on that, you kindly acknowledged that we’ve outperformed up to this point and we will certainly deliver on our commitments this year.

Can I take one more question from the telephone? And I’m then going to take two more questions after that and then we’re going to have to break. By that I mean stop.

Operator: The next question comes through from the line of Emmanuele Minotti from Tisbury. Please go ahead with your question.

Emmanuele Minotti, Tisbury: First of all congratulations to everybody for a balanced and friendly transaction that has been built in a difficult environment, which is surrounded by hostility and aggressive competition. I think that working on a plan like this with hundreds of employees and advisors at work at the same time and maybe negotiating with several different parties has probably not been an easy thing. So well done.

My questions are mostly for Bob, from who I’d like if at all possible for some more detail on the plan in the investment banking and the corporate banking in the asset management. And particularly if we can go, you know through the complementarities by geographies, by product, by customer base in the investment banking and corporate banking. And with regard to the asset management, looking at ABN and looking at Barclays, it seems to me that these are two different animals, so what is the long term plan there. Now can you elaborate a bit on that? Thank you very much.

Bob Diamond: There goes John’s idea to get out of the room on time, yes. It’s easy on investment management. Let me answer that one first. These are two very strong asset management businesses that we’re going to run separately and we’re going to run them separately because they’re very different. BGI is a world leader in quantitative investing, whether it’s the retail targeted iShares or the active quantitative management, 1.8 trillion in assets under management but here’s the rub – 1.8 trillion, the largest asset management business in the world, 3% of the assets that we manage in BGI come from continental Europe. ABN has the world leading middle market coverage group for corporates and for pension funds in Europe. The synergy is going to be fantastic but it’s not a cost play, it’s a distribution play. It’s distributing iShares and the quantitative businesses through these fantastic new areas of distribution in Brazil, in middle market Europe, in Italy through Antonveneta, in India et cetera, etc. And the reverse for the ABN asset management business which is more fundamentally driven and will give us a new offering to the distribution channels of wealth and retail businesses that Frits is driving. So on asset management we’re quite excited but it’s not a cost play it’s more around a distribution play and revenue synergies and opportunities.

In investment banking most people start out thinking this is tough, there’s overlap, this isn’t going to be great for BarCap – I heard a lot of that. This is terrific for Barclays Capital and for ABN’s investment banking business. When we drove the Alpha plan, three years ago we talked about credit, we talked about equities, we talked about commodities; in those three areas ABN brings something to what BarCap has been doing in the last couple of years in credit derivatives, we get two of the market leaders. ABN is very much Europe and Asia, BarCap is very much UK and US. In equities it’s not just about Hoare Govett, it’s about the incredible retail targeted structured equity products business that ABN brings to the equity derivatives and structuring business in Barclays Capital. And in commodities, BarCap as you all know now has the leading commodity risk management organisation in Europe, one of the top three in the world with Goldman and Morgan Stanley, and ABN brings an advisory business and investment banking business around energy, energy-related firms, around mining and metals, particularly in Eastern Europe and Russia, parts of Western Europe and also India, so the synergies are terrific. Look at foreign exchange. We’ve got two top ten players in foreign exchange are all going to go onto the one BARCS technology platform in BarCap, we’re going to ride number one and number two in the world and we haven’t even talked about the distribution of the risk management products and financing products through the middle market franchise in Europe, through Brazil, through India, through Italy, so we’re actually quite pumped and excited. It puts us number five in the world in revenues without any synergies and we think we can continue after getting the synergies and integrating the business, we think we can continue to 15 to 20% kind of growth that we have been seeing. So you can tell I’m pretty pumped up about this opportunity.

John Varley: Two last questions. Right at the back. Oh, I think you’ve already asked a question, haven’t you?

Davide Serra, Morgan Stanley: No, no.

John Varley: No you haven’t, I beg your pardon. I’m confusing you with somebody else. Please fire away.

Davide Serra, Morgan Stanley: Hi. Davide Serra.

John Varley: Hi Davide, nice to see you.

Davide Serra, Morgan Stanley: I have two simple questions. One for ABN and one for you. For ABN, Ken Lewis CFO of Bank of America had this comment on their own press release and webcast, that there is 5 billion of intra-company debt between LaSalle and ABN AMRO which is why they are referring to $16 billion purchase price. Can you just comment if this 5 billion are part of the transaction, the 21 you mentioned or they will have to be on top simply because they’re pretty adamant both the CEO and the CFO. The second point to the Barclays management team – can you sort of share in these three, four weeks in which you have done due diligence on the people and business, and apart from the number you shared, if you can give us some qualitative comments on the middle management that you have seen within the ABN AMRO organisation, whether they are buying into this, or whether there is hostility because clearly the Board ratified and the top management agrees, the people you’ve seen on second line whether they share your visions or not, thank you.

Rijkman Groenink: If I can add a comment, my answer is about that number. If you put a simple question you get a simple answer. Is it around 5 billion – the answer is yes, it’s about?

Davide Serra, Morgan Stanley: Does it mean 21 minus 5 or…?

Rijkman Groenink: No it doesn’t, it doesn’t.

John Varley: On the second point, and Rijkman may well want to comment on this, but when you are engineering a complex thing like a merger, one of the things you want to be clear about before you go into it is that the values and traditions and strategic vision of the two organisations are congruent.

I had a very clear view about that before we started our earnest conversations about four weeks ago. So, in other words, we didn’t have to swap notes and stories and the values at that time, we had done that long before and that is not something that just sits with Rijkman and me, it sits in the values throughout these two organisations. If you ask me, you know, what is the single thread that runs through the history of ABN AMRO, which is a long history, and the history of Barclays, which is a long history also, it’s relationship banking, I mean that is what we are about, that is what we value and it is absolutely clear to me that that is a view not just shared by those sitting up here, but shared throughout the organisations.

Rijkman Groenink: I can fully share that I think that is the perfect description of the way ABN AMRO looks at this, looks at business, has the same values and we have recognised that very clearly in Barclays and that makes the level of comfort to deal with future colleagues, future partners, pretty high. Of course there are certain areas of concern because of overlap, but this is normal in a merger, but for the most part the ABN AMRO senior management is very excited because they will see great opportunities for expansion. As Bob has been saying, he has investment banking, leveraging investment banking products into regional markets, the regional guys who are running the big franchises in Europe, in Asia and in Latin America, they’re waiting for a broader product range that they will be able to offer to their customers. So this all looks very, very great, the people in services at ABN AMRO are excited to expand their knowledge and their technology base into Barclays, they see enormous opportunities for bringing the state of the art platforms we have to Barclays, so generally that has created quite excitement in the senior management levels in ABN AMRO.

Michael Helsby, Fox-Pitt: Thank you. It’s Michael Helsby again from Fox-Pitt. Just one more very quick question, John, on the synergies again. You have reiterated over and over again that you have got a lot of confidence and you have got wriggle room in terms of synergies level pitched. Just a simple question: do you feel that you have got more confidence and more wriggle room despite the complexity of ABN AMRO than you had with the Woolwich transaction?

John Varley: Well I thought you might be going there. I acknowledge – and I have acknowledged to you before and in the room before, that the Woolwich integration was slow. It is not something that we did well, and Frits is quite right to point at the fact that since he and Deanna have been in charge we have put that right. So it was not our proudest moment. If you ask me whether Barclays is better as a result of having Woolwich within Barclays group, my emphatic answer to that is yes – but I think we have learned.

I think we have learned. I mean, you can see evidence of that in Banco Zaragozano and in Absa, in each of which cases we have well outperformed on the underlying business. That was one learning point that I had. And we have also well outperformed in terms of synergy capture.

So I mean if I look – if I am to put it simply – if I look at the firepower that we have around the leadership table of the enlarged group, 2007 versus 2000, I tell you it is day and night. That is why I am confident.

Thank you very much indeed.

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

The offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements including, in the case of the US, except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the offer invalid.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO or Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.